SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company or Eletrobras") informs its shareholders and the market that it was received, on August 3, 2016, the Official Letter of the BM&FBOVESPA No 2836/2016-SAE/GAE 2, asking for clarification about of news published on that date by the Agência Estado – Broadcast, as transcribed below:

Free Translation of  the Official Letter BM&FBOVESPA 2836/2016-SAE/GAE 2

“Ref.: Request for clarification on the news published in the media

Dear CFO,

In an article published by Agência Estado - Broadcast on 08.03.2016, states, among other information, that:

1. The Eletrobras Capex up to 2020 provides investment of R$ 35 billion, but this figure may be revised;

2. For this year, the investments forecast is about R$ 10 billion, which, in fact, should not be done, because, in the first quarter of this year, the investment was lower than expected.

We have not identified these information in the documents submitted by this company through the Empresas.NET system. In case of contradiction, please provide the document and the pages containing the information and the date and time in which they were sent.

It is noteworthy that the company should disclose periodic information, any and other information of interest to the market through the Empresas.NET system, ensuring its full and immediate disclosure and fair treatment of investors and other market participants.

That said, we request clarification on the highlighted items until 08.04.2016, subject to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with its confirmation or not, as well as other information considered important.

The answer of this company should be sent through the IPE module by selecting the Category: Relevant Fact or Category: Market Announcement, Type: Clarifications on CVM/BOVESPA consultation and then the Subject: News published in the media, resulting in the simultaneous file transmission to the BM&FBOVESPA and CVM.

We emphasize the obligation, willing the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire the management and controlling shareholders of the company, in order to ascertain whether they have knowledge of information that should be disclosed to the market. (…)”

MARKET ANNOUNCEMENT

In response to the Official Letter in question, the Company clarifies the following:

1. The information about the long-term investment program of Eletrobras are part of the 2015-2019 Business and Management Plan of Eletrobras, released through the Relevant Fact of July 31, 2015.

2. The values of the investment program are under review, mainly due to the decision of the shareholders of Eletrobras, through the 165th Extraordinary General Meeting, held on July 22, 2015, approving the transfer of shareholding control, by  December 31, 2017,  of the subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, pursuant to §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735 of June 22, 2016, provided that, until the transfer of distribution company to the new controller, the distribution companies receive, directly from the Federal Government or through tariff, all the resources and remuneration necessary to operate, maintain and make investments relating to public services of the mentioned distribution companies, keeping the economic and financial equilibrium of the Distribution Companies without any injection of funds, in any way, by Eletrobras.

3. In relation to the investment budget for the year 2016, as disclosed in the Marketletter related to the first quarter of 2016, which is filed with the Comissão de Valores Mobiliários and also on the website of Eletrobras, the Company realized in that quarter about 17% (seventeen percent) of the annual Capex provided for in the Reference Form of CVM (Formulário de Referência). The analysis of the Capex performance mentioned in the news, for the whole year 2016, is a proportion of the Capex value realized in the first quarter 2016, disclosed to the market.

4. In view of the foregoing, the information contained in the news had already been disclosed by the Company through the appropriate channels.

Rio de Janeiro, August 4, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.